Exhibit 99.2

NANO DIMENSION LTD.

NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary General Meeting of Shareholders (the “Meeting”) of Nano Dimension Ltd. (the “Company”) will be held at the offices of the Company at 2 Ilan Ramon, Ness Ziona 7403635, Israel (the “Company’s Registered Address”), on December 13, 2023, at 16:00 p.m., Israel time.

The Meeting is being called for the following purposes:

1.	To approve a cash annual fee for all non-executive directors as of October 1, 2023.

2.	To approve a compensation package for the Company’s Non-Executive Chairman of the board of directors, Dr. Yoav Nissan-Cohen, as of September 13, 2023.

3.	To approve a compensation package for the Company’s Chief Executive Officer, Mr. Yoav Stern, as of January 1, 2024.

Board Recommendation

The Company’s board of directors (the “Board of Directors”) unanimously recommends that you vote FOR of all proposals, which are described in the attached proxy statement (the “Proxy Statement”).

Record Date

Shareholders of record at the close of business on November 8th, 2023 (the “Record Date”) are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

Required Vote and Voting Procedures

Each of Proposals No. 1, 2 and 3 to be presented at the Meeting requires a Special Majority, as defined in the Proxy Statement herein, of votes in person or represented by proxy at the Meeting.

How You Can Vote

A form of proxy for use at the Meeting is attached to the Proxy Statement, and a voting instruction form, together with a return envelope, will be sent to holders of American Depositary Shares (“ADS”) representing the Company’s Ordinary Shares of a nominal value of NIS 5.00 each (“Ordinary Shares”). By appointing “proxies,” shareholders and ADS holders may vote at the Meeting whether or not they attend. If a properly executed proxy in the attached form is received by the Company at least four (4) hours prior to the Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form. ADS holders should return their voting instruction form by the date set forth therein. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” each proposed resolution to be presented at the Meeting for which the Board of Directors recommends a “FOR.”

Shareholders may revoke their proxies or voting instruction form (as applicable) in accordance with Section 9 of the Israeli Companies Law, 5759-1999 regulations (proxy and positions statements), by filing with the Company (in the case of holders of Ordinary Shares) or with the Bank of New York Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date.

Shareholders holding Ordinary Shares may also (i) vote their shares in person at the Meeting by presenting a certificate of ownership that complies with the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760 – 2000, as amended, as proof of ownership of the shares on the Record Date, or (ii) send such certificate along with a duly executed proxy and including a copy of their identity card, passport or certification of incorporation, as the case may be, to the Company’s Registered Address, Attention: Mr. Tomer Pinchas, not less than 48 hours prior to the Meeting. In addition, shareholders of record (other than the Bank of New York Mellon) can surrender their shares with the Bank of New York Mellon in order to convert such shares to ADSs and vote as a holder of ADSs with the Bank of New York Mellon, provided such shareholders of record complete such conversion and registration of said shares to ADSs with the Bank of New York Mellon prior to the Record Date. ADS holders should return their proxies by the date set forth on their voting instruction card.

ADS holders should return their proxies by the date set forth on their voting instruction card.

Sincerely,

Dr. Yoav Nissan-Cohen, Chairman of the Board of Directors

October 18, 2023